UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 28, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement
Resolutions passed by the board of directors of the Company on 28 April 2008

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 28 April 2008.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

The Company hereby announces that certain resolutions were passed by the Board of Directors of the Company (the “Board”) on 28 April 2008.

Pursuant to the Rules and Procedures for the Board of Directors (董事會議事規則和議事程序) of the Company and as convened by Mr. Li Fenghua, the Chairman, the 3rd regular meeting for year 2008 of the fifth session of the Board (the “Board Meeting”) was held on 28 April 2008 at the Meeting Room, 7/F, China Eastern Air Holding Company Building.

Mr. Li Fenghua, as the Chairman and a non-executive director of the Company, Mr. Li Jun, as the Vice-Chairman and an executive director of the Company, Mr. Luo Zhuping, as an executive director, and Mr. Zhou Ruijing and Mr. Xie Rong, as independent non-executive directors, were present at the meeting. Mr. Cao Jianxiong and Mr. Luo Chaogeng, as non-executive directors, did not attend the meeting for certain reasons. Mr. Peter Lok, Mr. Hu Honggao and Mr. Wu Baiwang, as independent non-executive directors, authorised Mr. Zhou Ruijin, as an independent non-executive director, to vote for them respectively in favor of the resolutions.

The directors present at the meeting confirmed that they had received the notice of the Board Meeting before it was held. Certain supervisors in the supervisory committee of the Company, Mr. Luo Weide, the Chief Financial Officer, and certain officers taking charge of relevant departments of the Company also attended the meeting. The number of directors present at the Board Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Company’s articles of association. As such, the Board Meeting was legally and validly held.

The meeting was chaired by Mr. Li Fenghu, the Chairman of the Board. The directors present at the meeting considered and unanimously passed the following resolutions:

1.	Considered and approved the 2008 first quarterly financial report of the Company.

2.
Considered and approved the 2008 first quarterly report of the Company and decided to publish it together with the first quarterly financial report as stated under item 1 above in both Hong Kong and Shanghai on 29 April 2008.

3.
Considered and approved the Property Leasing Renewal Agreement to be entered into between the Company and China Eastern Air Holding Company, the Financial Services Renewal Agreement to be entered into between the Company and Eastern Air Group Finance Company Limited, the Import and Export Agency Renewal Agreement to be entered into between the Company and Eastern Aviation Import & Export Company, the Maintenance Services Renewal Agreement to be entered into between the Company and Shanghai Eastern Aviation Equipment Manufacturing Corporation, the Catering Services Agreement to be entered into between the Company and Eastern Air Catering Investment Co. Ltd., the Sales Agency Services Renewal Agreement to be entered into between the Company and four other companies including Shanghai DongMei Aviation Tourism Co., Ltd., the Advertising Services Renewal Agreement to be entered into between the Company and Shanghai Eastern Aviation Advertising Company Limited. The Board has resolved to submit to the 2007 Annual General Meeting of the Company for consideration and approval of the connected transactions to be conducted during normal course of business under the Financial Services Renewal Agreement and the Catering Services Agreement.

The directors attending the meeting (including the independent non-executive directors) considered that the above continuing connected transactions were conducted during ordinary course of business of the Company and under normal commercial terms which were fair and reasonable and in the interests of the Company and the shareholders as a whole. Since the resolution involved connected transactions, both directors Li Fenghua and Li Jun who were deemed to be connected persons had abstained from voting.

4.	Agreed to authorize the Chairman of the Company to release the notice for the 2007 Annual General Meeting of the Company before 15 May 2008.

By order of the Board of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
28 April 2008